Filed Pursuant to Rule 433

Registration No. 333-263376

Term Sheet

UBS AG, acting through its London Branch

$1,000,000,000 5.800% Fixed Rate Senior Notes due 2025

$1,500,000,000 5.650% Fixed Rate Senior Notes due 2028

$500,000,000 Floating Rate Senior Notes due 2025

Summary of Terms for Issuance

Issuer:	UBS AG, acting through its London branch
Trade Date:	September 5, 2023
Settlement Date: *	September 11, 2023 (T+4)
Ranking:	Senior unsecured
Expected Security Ratings: **	Aa3/A+/ A+ (Moody’s / S&P / Fitch)
$1,000,000,000 5.800% Fixed Rate Senior Notes due 2025
Security:	$1,000,000,000 5.800% Fixed Rate Senior Notes due 2025 (the “2025 Fixed Rate Notes”)
Principal Amount:	US$1,000,000,000
Net Proceeds to Issuer (before expenses):	US$997,940,000
Maturity Date:	September 11, 2025
Payment Frequency:	Semi-annually
Day Count/Business Day Convention:	30/360; Following, Unadjusted
Benchmark Treasury:	UST 5.000% Notes due 08/31/25
Benchmark Treasury Price and Yield:	100-02 3/4; 4.953%

Spread to Benchmark Treasury:	+85 bps
Price to Public:	99.994% of principal amount
Interest Rate:	5.800%
Yield to Maturity:	5.803%
Interest Payment Dates:	Interest on the 2025 Fixed Rate Notes will be payable semi-annually in arrears on March 11 and September 11 in each year, from (and including) March 11, 2024 up to (and including) the applicable Maturity Date (each a “Fixed Rate Interest Payment Date”), provided that if any Fixed Rate Interest Payment Date would fall on a day that is not a Business Day (as defined below), the related payment of interest otherwise payable on such date shall not be made on such date, but shall be made on the next succeeding Business Day with the same force and effect as if made on the Fixed Rate Interest Payment Date, and no interest shall accrue for the period from and after the Fixed Rate Interest Payment Date to such next succeeding Business Day.
Business Day:	The City of New York, New York and London, England
Optional Tax Redemption:	The Issuer may at its option redeem the 2025 Fixed Rate Notes at any time outstanding, in whole but not in part, on the occurrence of certain tax events, at an amount equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to (but excluding) the redemption date.
CUSIP/ISIN:	902674ZV5 / US902674ZV55
Clearing and Settlement	DTC (and its participants, including Clearstream, Luxembourg and Euroclear)
$1,500,000,000 5.650% Fixed Rate Senior Notes due 2028
Security:	$1,500,000,000 5.650% Fixed Rate Senior Notes due 2028 (the “2028 Fixed Rate Notes”)
Principal Amount:	US$1,500,000,000
Net Proceeds to Issuer (before expenses):	US$1,494,690,000
Maturity Date:	September 11, 2028

Payment Frequency:	Semi-annually
Day Count/Business Day Convention:	30/360; Following, Unadjusted
Benchmark Treasury:	UST 4.375% Notes due 08/31/28
Benchmark Treasury Price and Yield:	100-00+; 4.371%
Spread to Benchmark Treasury:	+128 bps
Price to Public:	99.996% of principal amount
Interest Rate:	5.650%
Yield to Maturity:	5.651%
Interest Payment Dates:	Interest on the 2028 Fixed Rate Notes will be payable semi-annually in arrears on March 11 and September 11 in each year, from (and including) March 11, 2024 up to (and including) the applicable Maturity Date (each a “Fixed Rate Interest Payment Date”), provided that if any Fixed Rate Interest Payment Date would fall on a day that is not a Business Day (as defined below), the related payment of interest otherwise payable on such date shall not be made on such date, but shall be made on the next succeeding Business Day with the same force and effect as if made on the Fixed Rate Interest Payment Date, and no interest shall accrue for the period from and after the Fixed Rate Interest Payment Date to such next succeeding Business Day.
Business Day:	The City of New York, New York and London, England
Optional Tax Redemption:	The Issuer may at its option redeem the 2028 Fixed Rate Notes at any time outstanding, in whole but not in part, on the occurrence of certain tax events, at an amount equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to (but excluding) the redemption date.
CUSIP/ISIN:	902674ZW3 / US902674ZW39
Clearing and Settlement	DTC (and its participants, including Clearstream, Luxembourg and Euroclear)

$500,000,000 Floating Rate Senior Notes due 2025
Security:	$500,000,000 Floating Rate Senior Notes due 2025 (the “Floating Rate Notes”)
Principal Amount:	US$500,000,000
Net Proceeds to Issuer (before expenses):	US$499,000,000
Maturity Date:	September 11, 2025
Payment Frequency:	Quarterly
Day Count/Business Day Convention:	Actual/360; Modified Following, Adjusted
Price to Public:	100.00% of principal amount
Interest Rate:	For each Floating Rate Interest Period (as defined below), the Reference Rate (as defined below) for such Floating Rate Interest Period, plus the Margin (as defined below), subject to a minimum rate of 0.00%.
Reference Rate:	Compounded Daily SOFR (as defined and determined as described under “Description of Notes – Interest – Calculation of Compounded Daily SOFR” in the preliminary prospectus supplement to which this communication relates) as determined by the Calculation Agent on the applicable Interest Determination Date (as defined below) for each quarterly Floating Rate Interest Period.
Calculation Agent:	U.S. Bank Trust National Association, or its successor appointed by the Issuer
Margin:	+ 93 bps
Floating Rate Interest Payment Dates:	Interest on the Floating Rate Notes will be payable quarterly in arrears on March 11, June 11, September 11 and December 11 in each year, from (and including) December 11, 2023 up to (and including) the Maturity Date (each a “Floating Rate Interest Payment Date”), provided that if any Floating Rate Interest Payment Date, other than the Maturity Date, would fall on a day that is not a Business Day (as defined below), the Floating Rate Interest Payment Date will be postponed to the next succeeding Business Day, except that if that Business Day falls in the next succeeding calendar month, the Floating Rate Interest Payment Date will be the immediately preceding Business Day.

Floating Rate Interest Periods:	The period beginning on, and including, a Floating Rate Interest Payment Date (or, in the case of the first Floating Rate Interest Period, the Issue Date) and ending on, but excluding, the next succeeding Floating Rate Interest Payment Date (or, in the case of the redemption or acceleration of the Floating Rate Notes, the relevant date of redemption or acceleration.
Interest Determination Date	With respect to any Floating Rate Interest Period, the “Interest Determination Date” shall be the date falling two U.S. Government Securities Business Days (as defined below) prior to the applicable Floating Rate Interest Payment Date (or, in the case of the redemption or acceleration of the Floating Rate Notes, prior to the relevant date of redemption or acceleration).
Observation Period:	In respect of each Floating Rate Interest Period, the period from (and including) the date falling two U.S. Government Securities Business Days prior to the first day of such Floating Rate Interest Period to (but excluding) the Interest Determination Date relating to such Floating Rate Interest Period.
U.S. Government Securities Business Day:	Any day except for a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.
Business Day:	The City of New York, New York and London, England
Optional Tax Redemption:	The Issuer may at its option redeem the Floating Rate Notes at any time outstanding, in whole but not in part, on the occurrence of certain tax events, at an amount equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to (but excluding) the redemption date.
CUSIP/ISIN:	902674ZX1 / US902674ZX12
Clearing and Settlement	DTC (and its participants, including Clearstream, Luxembourg and Euroclear)

OTHER INFORMATION
Sole Book-Running Manager:	UBS Securities LLC
Joint Lead Underwriters:	Barclays Capital Inc.
BBVA Securities Inc.
BMO Capital Markets Corp.
BNY Mellon Capital Markets, LLC

BofA Securities, Inc.
CIBC World Markets Corp.
Desjardins Securities Inc.
Deutsche Bank Securities Inc.
HSBC Securities (USA) Inc.
Huntington Securities, Inc.
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
nabSecurities, LLC
National Bank of Canada Financial Inc.
Piraeus Bank S.A.
Rabo Securities USA, Inc.
RB International Markets (USA) LLC
RBC Capital Markets, LLC
Regions Securities LLC
Santander US Capital Markets LLC
Scotia Capital (USA) Inc.
SEB Securities, Inc.
SG Americas Securities, LLC
TD Securities (USA) LLC
Truist Securities, Inc.
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC
Co-Lead Underwriters:	Academy Securities, Inc.
AmeriVet Securities, Inc.
Banco Comercial Português S.A.
Blaylock Van, LLC
Cabrera Capital Markets LLC
CastleOak Securities, L.P.
China CITIC Bank International Limited
Drexel Hamilton, LLC
KBC Securities USA LLC
R. Seelaus & Co., LLC
Roberts & Ryan, Inc.
The Korea Development Bank
Tigress Financial Partners LLC
Unicaja Banco S.A.

Additional Item: UBS Securities LLC expects to purchase approximately $25 million aggregate principal amount of 2028 Fixed Rate Notes in the open market in connection with stabilization activities.

*Note: Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to the second business day before delivery will be required by virtue of the fact that the notes initially will settle in four business days to specify alternative settlement arrangements to prevent a failed settlement.

**Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

UBS AG has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents UBS AG has filed with the SEC and incorporated by reference in such documents for more complete information about UBS AG and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may obtain a copy of these documents by contacting UBS Securities LLC toll-free at (888) 827-7275.

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